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April 6, 2017	Adam S. Lovell T. 202-508-4688 adam.lovell@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 41 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on April 5, 2017. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 10, 2017, in connection with the registration of Class T shares of the Trust and in connection with the modification of certain disclosures relating to Class A shares of the Trust. Summaries of the Staff’s comments and the Trust’s responses are set forth below. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

Prospectus

1.	Comment: Please confirm supplementally that the contractual expense limitation agreement disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the prospectus.

Response: The Trust confirms that the expense limitation agreement will be in place for at least one year from the effective date of the prospectus unless terminated earlier by the Funds’ Board of Trustees and has revised the Registration Statement accordingly.

2.	Comment: The prospectus disclosure currently states “In order for you to receive a Fund’s next determined NAV, the Fund or a financial intermediary authorized to receive orders on behalf of the Fund effective as of the time of their receipt (“Authorized Financial Intermediaries”) must receive your order before the NAV Calculation Time, and, in the case of a request furnished to an Authorized Financial Intermediary, the request must subsequently be communicated properly and timely to the Fund. All other orders submitted through financial intermediaries will be processed using the NAV next determined after the Fund receives the order from the financial intermediary in proper order.” The Staff notes the Trust’s prior response that the disclosure reflects the intended scope of the agency with financial intermediaries that may accept orders on behalf of the Trust and the practical consideration that the Trust cannot process orders that are not forwarded to it. However, the Staff does not agree that such language is permissible, and notes that the continued inclusion of such language in the prospectus may prevent the Staff from granting an acceleration of effectiveness or other order with respect to the Trust.

Response: In response to the Staff’s comment, the Trust has revised the applicable disclosure as follows:

“In order for you to receive a Fund’s next determined NAV, the Fund or a financial intermediary authorized to receive orders on behalf of the Fund effective as of the time of their receipt (“Authorized Financial Intermediaries”) must receive your order before the NAV Calculation Time.~~, and, in the case of a request furnished to an Authorized Financial Intermediary, the request must subsequently be communicated properly and timely to the Fund. All other orders submitted through financial intermediaries will be processed using the NAV next determined after the Fund receives the order from the financial intermediary in proper order.~~”

3.	Comment: Please confirm that all intermediaries currently offering discounts are listed in Appendix A.

Response: The Trust confirms that it not aware of additional current scheduled variations in sales loads beyond those listed in Appendix A. The Trust has reviewed the Staff’s December 2016 IM Guidance Update and submits that it currently intends to include any future scheduled variations, as applicable, in an appendix to the statutory prospectus.

4.	Comment: Please confirm that the entire sales load is waived for investors that purchase Fund shares and meet the conditions set forth in Appendix A.

Response: The Trust confirms that the entire sales load is waived for investors that purchase Fund shares and meet the conditions set forth in Appendix A.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4688 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Adam S. Lovell

Adam S. Lovell

cc:	Paul Robinson, Ashmore Investment Management Limited
Brian Rowe, Ashmore Equities Investment Management (US) LLC
David C. Sullivan, Ropes & Gray LLP